Mail Stop 3561

July 23, 2007

Jinqing Dong
Chief Executive Officer and Chief Financial Officer
China Industrial Waste Management, Inc.
Dalian Dongtai Industrial Waste Treatment Co.
No. 1 Huaihe West Road
E-T-D Zone
Dalian, China 116600

> **Re:** **China Industrial Waste Management, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 24, 2007**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007**
> **Filed May 17, 2007**
> **File No. 002-95836-NY**

Dear Jinqing Dong:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

<u>Item 8B. Other Information, pages 34-36</u>

1.   We note your disclosure that the 2005 financial statements should not be relied
        upon and the restatement of these financial statements in the 2006 Form 10KSB.
        Although issuers may disclose in a periodic report certain triggering events
        occurring within four business days before the required filing of that periodic
        report, events requiring disclosure pursuant to Items 4.01 and 4.02 must be made
        in a Form 8-K. Please refer to Question 1 of Current Report on Form 8-K,
        Frequently Asked Questions, November 23, 2004, which is available on our
        website at http://www.sec.gov/divisions/corpfin/form8kfaq.htm. Please file the
        applicable Item 4.02 Form 8-K.

Accountant's Report, page F-2

2.   It appears to us that the accountant's report should include a paragraph indicating
        that the 2005 financial statements have been restated. Please advise your
        accountants to make the necessary adjustments.

Consolidated Statement of Stockholders' Equity, F-5

3.   The presentation of the historical equity and the impact of the recapitalization is
        inconsistent with the presentation of the recapitalization in the pro forma financial
        statements filed in the Form 8-K on November 17, 2005. Please clarify and
        revise.

4.   Please clarify why 118,608 shares of common stock were issued in connection
        with the reverse merger considering the disclosure on F-7 states Goldtech through
        its wholly owned subsidiary, Dontech Waste Services, Inc. issued 64,000 shares
        of preferred stock to China Industrial Waste Management Inc.

Notes to Consolidated Financial Statements

1. Nature of Operation, F-7

5.   We read your disclosures regarding the acquisition of 90% of the outstanding
        shares of Dongtai by China Industrial Waste Management Inc. (CIWM) that was
        incorporated in August 2005. We noted that you state that you effected the
        acquisition through the issuance of 1,280,000 shares of CIWM. This does not
        appear to be consistent with the disclosure that consideration of $2.7 million was
        paid to the selling shareholders in note 1 on page 7 of the March 31, 2007 10-
        QSB filed on May 17, 2007. Please supplementally clarify why you disclosed
        this transaction as a recapitalization when it would appear that majority
        shareholders of CIW and Dongtai were the same at the time of the transaction.
        Please provide us with a supplemental discussion of the applicability of SFAS

141 as it relates combinations of entities under common control, specifically paragraph (11) and paragraphs (D-11) through (D-18). Please advise or revise as necessary.

2. Basis of Presentation, F-8

6.   The disclosure here which states the consolidated financial statements include the accounts of the 60% indirectly owned subsidiary, Liaoyang Dantai Industrial Waste Treatment Co. Ltd. is inconsistent with the disclosure on page F-10 which states it is an equity investment that has been recorded at cost. Please clarify and revise.

3. Summary of Significant Accounting Policies

Long-term investment, F-10

7.   It would appear from your disclosure that you are using the cost method to account for your investment in Dongtai Water Recycling Company (18%). We understand that Mr. Dong, your Director, Chief Executive Office and Chief Financial Officer owns approximately 82% of Dongtai Water Recycling Company. Please provide a detailed analysis of the applicability of APB 18 (equity method accounting for investments), specifically paragraph 17. See also FIN 35. We may have further comment pending your response.

8.   In light of our comment above (regarding APB 18), please provide us with a discussion of the applicability of Item 310 (b)(iii) of Regulation S-B. Please advise or revise to include the minimum required disclosures.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies